CENTERTELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 28-13/769 date 18.09.2007 pages incl. cover

07026848

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs and Madams!

The information given below is forwarded to the US Securities and Exchange Commission (the Commission) on behalf of OJSC «CenterTelecom» (the Issuer), the company established in correspondence with the legislation of the Russian Federation, due to Rule 12g3-2(b)(1)(iii) adopted on the basis of Exchange Act of 1934 with amendments, in accordance with requirements to exemption provided to the Issuer by the Commission under Rule 12g3-2(b).

Attachments:

1. Press-release, July 10, 2007 - 1 page.
2. Press-release, July 24, 2007 - 1 page.
3. Notice of facts which may have significant impact on the company's securities price, July 26, 2007 – 3 pages.
4. Press-release, July 30, 2007 - 2 pages.
5. Notice of a material fact, July 30, 2007 - 1 page.
6. Press-release, August 16, 2007 - 1 page.
7. Press-release, September 11, 2007 - 3 page.
8. Unaudited Consolidated Financial Company for the 6 months ended June 30, 2007 – 21 pages.
9. Notice of a material facts, August 20, 2007 - 1 page.
10. Notice of a material facts which may have significant impact on the price of the securities of the Company, August 29, 2007 - 1 page.
11. Notice of a material facts, August 31, 2007 - 1 page.
12. Notice of a material facts, September 04, 2007 - 1 page.
13. Notice of a material facts, August 16, 2007 – 1 page.

Sincerely yours,

General Director V.A. Martirosyan

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

dlw 9/21

CENTER TELECOM

2007 SEP 21 A 6:59

Company news

CenterTelecom Board of Directors Decisions

Moscow, July 10, 2007. The Board of Directors of OJSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; U.S. OTC: CRMUY), the leading provider of fixed-line telecommunications services in the Central Federal District of Russia, meeting on July 9, discussed the creation of a number of Board committees and agreed on the composition of the Management Board.

In accordance with the Board decision, the following Committees were established:

Audit Committee, consisting of:
Aleksandr Shevchuk – Committee Chairman, independent member of the Board of Directors;
Elena Selvich – Committee Member, non-executive member of the Board of Directors;
Mihail Alekseev – Committee Member, independent member of the Board of Directors.

HR and Remuneration Committee, consisting of:
Nikolay Arutyunov - Committee Chairman, independent member of the Board of Directors;
Viktor Savchenko – Committee Member, non-executive member of the Board of Directors;
Maksim Cyganov – Committee Chairman, independent member of the Board of Directors.

Strategic Development Committee, consisting of:
Elena Selvich – Committee Chairman, non-executive member of the Board of Directors;
Vaagn Martirosyan – Committee Member;
Ekaterina Erofteeva – Committee Member, non-executive member of the Board of Directors;
Maksim TSyganov – Committee Member, independent member of the Board of Directors;
Nikolay Arutyunov - Committee Member, independent member of the Board of Directors.

Corporate Governance Committee, consisting of:
Oksana Petrova – Committee Chairman, non-executive member of the Board of Directors;
Aleksandr Shevchuk - Committee Member, independent member of the Board of Directors;
Sergey Grushin – Committee Member.

Also in accordance with a decision of the Board of Directors, early termination of powers was applied to members of the Management Board Sergey Nazarov and Dmitry Karmanov who recently left CenterTelecom for new positions.

As CenterTelecom's Board term of office expires on August 1, 2007, the Board of Directors will consider the formation of a new Management Board in July 2007.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

CENTER TELECOM

Company news

Standard & Poor's raised long-term corporate credit rating on CenterTelecom

Moscow, July 24, 2007. Standard & Poor's Ratings Services raised its long-term corporate credit rating on CenterTelecom to «B+» from «B» (outlook: positive) and long-term Russia national scale rating to «ruA+» from «ruBBB+». All ratings were removed from CreditWatch, where they had been placed on June 06, 2007.

According to Standard & Poor's experts the upgrade reflects the company's strengthened financial profile and operating performance, also improved creditworthiness on the back of continuing strengthening of financial position, expanding liquidity, and persisting positive performance trend. "CenterTelecom's financial leverage continues to decline, helped by prudent management of capital spending, increasing profit, and the resultant growth in positive free cash flow," said Standard & Poor's credit analyst Lorenzo Sliusarev.

As the Ratings Services' analysts pointed out, the company's remaining strategic focus on cost cutting, expansion of profitability-accretive value-added services and continuing favorable regulatory and industry trends in Russia enhances profitability, and support the positive outlook on its ratings. The positive outlook reflects Standard & Poor's expectation that CenterTelecom should continue to improve its credit protection measures through expanding EBITDA and cash flow generation and gradually declining debt leverage; to diversify its revenues while enhancing its operations and network.

Standard&Poor's release on www.standardandpoors.com / www.standardandpoors.ru

For further details please contact:

Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

NOTICE OF FACTS WHICH MAY HAVE SIGNIFICANT IMPACT ON THE COMPANY'S SECURITIES PRICE

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices	*www.centertelecom.ru*

2. Contents of the notice
Information about the resolution made by the OJSC Board of Directors: "On nomination of the Management Board of the Company" 2.1. Date of the OJSC "CenterTelecom" Board of Directors meeting: July 26, 2007. 2.2. Date and number of OJSC "CenterTelecom" Board of Directors meeting Minutes: ***July 26, 2007, Minutes № 3*** 2.3. Content of the resolution made by the OJSC "CenterTelecom" Board of Directors meeting: To nominate the Management Board of the Company for the period from August 2, 2007 through August 1, 2008 comprising of 11 members, namely: ***1. Martirosyan Vaagn Artavazdovich – General director of OJSC "CenterTelecom";*** ***2. Valishev Rastyam Rashitovich – deputy General director –commercial director of OJSC "CenterTelecom";*** ***3. Gribov Alexander Pavlovich – Administrative director of OJSC "CenterTelecom";*** ***4. Zverev Konstantin Yuryevich – director for IT of OJSC "CenterTelecom";*** ***5. Kartashov Andrey Dmitrievich – Chief Accountant officer of OJSC "CenterTelecom";*** ***6. Kondratov Vadim Mikhailovich – deputy General director – technical director of OJSC "CenterTelecom";*** ***7. Lutskiy Alexander Alexandrovich – deputy General director – financial director of OJSC "CenterTelecom"*** ***8. Polikarpova Viktoriya Vladimirovna – adviser to General director of OJSC "CenterTelecom";*** ***9. Parkhomenko Dmitriy Anatolyevich – director for legal issues and interaction with federal bodies of OJSC "CenterTelecom";*** ***10. Stepanov Evgeniy Borisovich – deputy General director – personnel director of OJSC "CenterTelecom";*** ***11. Yanishev Sergey Viktorovich – director for security Department of OJSC "CenterTelecom".*** 2.4. Information on the OJSC "CenterTelecom" Management Board members: 2.4.1. surname, given names: **Martirosyan Vaagn Artavazdovich**; share of participation of the person in Charter capital of the Company: **does not possess;** share of ordinary stocks of the Company belonging to the person: **does not possess;** share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;** share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;** share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;** 2.4.2. surname, given names: **Valishev Rastyam Rashitovich**; share of participation of the person in Charter capital of the Company: **does not possess;** share of ordinary stocks of the Company belonging to the person: **does not possess;** share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;** share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: **options were not issued;**

2.4.3. surname, given names: **Gribov Alexander Pavlovich;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

2.4.4. sirname, given names: **Zverev Konstantin Yuryevich;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

2.4.5. surname, given names: **Kartashov Andrey Dmitrievich;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

2.4.6. surname, given names: **Kondratov Vadim Mikhaylovich;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

2.4.7. surname, given names**: Lutskiy Alexander Alexandrovich;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**

share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

2.4.8. surname, given names: **Polikarpova Viktoriya Vladimirovna;**

share of participation of the person in Charter capital of the Company: **does not possess;**

share of ordinary stocks of the Company belonging to the person: **does not possess;**

share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**

share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**
share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**
2.4.9. surname, given names: **Parkhomenko Dmitriy Anatolyevich**;
share of participation of the person in Charter capital of the Company: **does not possess;**
share of ordinary stocks of the Company belonging to the person: **does not possess;**
share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**
share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**
share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**
2.4.10. surname, given names: **Stepanov Evgeniy Borisovich**;
share of participation of the person in Charter capital of the Company: **does not possess;**
share of ordinary stocks of the Company belonging to the person: **does not possess;**
share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**
share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**
share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**
2.4.11. surname, given names: **Yanishev Sergey Viktorovich**;
share of participation of the person in Charter capital of the Company: **does not possess;**
share of ordinary stocks of the Company belonging to the person: **does not possess;**
share of participation of the person in Charter capital of daughter and subsidiary companies of the Company: **does not possess;**
share of ordinary stocks of daughter and subsidiary companies of the Company belonging to the person: **does not possess;**
share of ordinary stocks of the Company and/or its daughter and subsidiary companies, which can be obtained by the person as a result of execution of rights stipulated by options of the issuer and/or its daughter and subsidiary companies: options **were not issued;**

3. Signature		
3.1. Acting General director of OJSC «CenterTelecom» Pursuant to order of General director of OJSC "CenterTelecom" of 23.07.2007 № 162/k	____________ Seal	A.A. Lutskiy
3.2. Date: July 26, 2007.		

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2.Содержание сообщения

СВЕДЕНИЯ О ПРИНЯТОМ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИИ:
«Об образовании Правления Общества».

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком»: ***26 июля 2007г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком»:

26 июля 2007г., протокол № 3.

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

Образовать Правление Общества на срок со 2 августа 2007 года по 1 августа 2008 года включительно в количестве 11 человек в следующем составе:

1. ***Мартиросян Ваагн Артаваздович – Генеральный директор ОАО «ЦентрТелеком»;***
2. ***Валишев Растям Рашитович – Заместитель Генерального директора – коммерческий директор ОАО «ЦентрТелеком»;***
3. ***Грибов Александр Павлович – Административный директор ОАО «ЦентрТелеком»;***
4. ***Зверев Константин Юрьевич – Директор по информационным технологиям ОАО «ЦентрТелеком»;***
5. ***Карташов Андрей Дмитриевич – Главный бухгалтер ОАО «ЦентрТелеком»;***
6. ***Кондратов Вадим Михайлович – Заместитель Генерального директора – технический директор ОАО «ЦентрТелеком»;***
7. ***Луцкий Александр Александрович – Заместитель Генерального директора – финансовый директор ОАО «ЦентрТелеком»;***
8. ***Поликарпова Виктория Владимировна – Советник Генерального директора ОАО «ЦентрТелеком»;***
9. ***Пархоменко Дмитрий Анатольевич – Директор по правовым вопросам и взаимодействию с органами государственной власти ОАО «ЦентрТелеком»;***
10. ***Степанов Евгений Борисович – Заместитель Генерального директора – директор по персоналу ОАО «ЦентрТелеком»;***
11. ***Янышев Сергей Викторович – Директор Департамента безопасности ОАО «ЦентрТелеком».***

2.4. Сведения о членах Правления ОАО «ЦентрТелеком»:

2.4.1. фамилия, имя, отчество: ***Мартиросян Ваагн Артаваздович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.2. фамилия, имя, отчество: ***Валишев Растям Рашитович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.3. фамилия, имя, отчество: ***Грибов Александр Павлович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.4. фамилия, имя, отчество: ***Зверев Константин Юрьевич;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.5. фамилия, имя, отчество: ***Карташов Андрей Дмитриевич;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.6. фамилия, имя, отчество: ***Кондратов Вадим Михайлович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***

2.4.7. фамилия, имя, отчество: ***Луцкий Александр Александрович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ

акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***
2.4.8. фамилия, имя, отчество: ***Поликарпова Виктория Владимировна;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***
2.4.9. фамилия, имя, отчество: ***Пархоменко Дмитрий Анатольевич;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***
2.4.10. фамилия, имя, отчество: ***Степанов Евгений Борисович;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались;***
2.4.11. фамилия, имя, отчество: ***Янышев Сергей Викторович;***
доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля принадлежащих данному лицу обыкновенных акций дочерних и/или зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

3. Подпись

3.1. И.о. Генерального директора
ОАО «ЦентрТелеком»
В соответствии с Приказом
Генерального директора
ОАО «ЦентрТелеком»
от 23.07.2007 № 162/к

А.А. Луцкий

М.П.

Российская Федерация * Г.Р. № 1025006174710 * Открытое акционерное общество * Центральная телекоммуникационная компания
ЦЕНТР ТЕЛЕКОМ

3.2. Дата «26» июля 2007г.

CENTER TELECOM

Company news

CenterTelecom reports EBITDA growth to RUR 5,754.77 million for 1H 2007 RAS

Moscow, July 30, 2007. OJSC «CenterTelecom» announced its financial results in accordance with Russian Accounting Standards (RAS) for the first half of 2007.

Key Financial Highlights for 1H 2007

RUR, million	1H 2007	IH 2006	*Changes, %*
Revenues for ordinary activities	15,754.46	13,366.10	*+17.87*
including revenues from telecommunication services	14,980.27	12,462.89	*+20.20*
Expenses from ordinary activities	11,207.76	9,808.26	*+14.27*
including depreciation	*1,907.47*	*1,914.01*	*-0.34*
EBITDA (1)	5,754.77	4,855.88	*+18.51*
EBITDA margin (2)	36.53%	36.33%	-
Sales profit	4,546.69	3,557.85	*+27.79*
Net profit (3)	1,773.59	1,085.42	*+63.40*

(1) EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable;
(2) EBITDA margin is calculated as EBITDA/revenues.

Characteristics of operational efficiency

- The number of telecommunication lines per employee rose by 19.81% to 127 lines (106 in 1H 2006).
- Revenue per line rose by 15.69% from RUR 2,028.25 in 1H 2006 to RUR 2,346.41 in 1H 2007.
- Revenue per employee reached RUR 298.8 thousands in 1H 2007, 38.65 % more than in 1H 2006 (RUR 215.5 thousands).
- Personnel numbers were reduced by 14.45% and reached 52,730 employees (61,633 in 1H2006).
- Profitability calculated from net profit reached 11.26% (8.12% in 1H 2006).

Income structure

RUR, million	1H 2007	1H 2006	*Changes, %*
Local telephone communications	7,863.18	7,111.73	*+10.57*
Inter-zone telephone communications (3)	2,768.67	1,307.76	*+111.71*
Services related to cooperation agreements	580.13	714.22	*-18.77*
Services related to traffic	2,312.94	2,523.89	*-8.36*
Internet access services	1,110.52	697.53	*+59.21*
Other communications types	924.96	821.98	*+12.53*
Income from other sales (non-core operations)	194.06	188.99	*+2.68*
TOTAL	15,754.46	13,366.10	*+17.87*

(3) Income from inter-zone communications including income from inter-zone communications through pay phones and provision of services on behalf of other inter-zone communications carriers

The number of ADSL users under the DOMOLINK brand rose by 62.57% in 1H 2007 and reached 187,036 users (compared with 115,052 as of December 31, 2006). The income share from Internet access services rose to 7.05% (5.22% - in 1H 2006).

Number of fixed line communication services' subscribers increased by 1.73% to 6,579,317 for 1H 2007 (6,467,485 – as of July 1, 2007).

In 1H 2007 implementation of the «calling party pays» rule provided growth of income from inter-zone communications by 111.71% to RUR 2,768.67 million. (RUR 1,307.76 million in 1H 2006).

Expenditure structure

RUR, million	1H 2007	1H 2006	*Changes, %*
Depreciation of key assets	1,907.47	1,914.01	*-0.34*
Salary	3,786.19	3,605.29	*+5.02*
Social insurance	945.20	875.74	*+7.93*
Material expenditures (total)	959.00	950.61	*+0.88*
Expenditures connected with other telecommunication operators services	1,302.02	393.43	*+230.94*
Other expenditures	2,307.88	2,069.18	*+11.54*
TOTAL	11,207.76	9,808.26	*+14.27*

Growth of expenditures connected with other telecommunication operators services in 1H 2007 by 230.94% in comparison with 1H 2006 is attributable to implementation of the «calling party pays» rule since July 1, 2006.

Other expenditure growth at CenterTelecom in 1H 2007 is related to increased spending on private pensions, payments to the pay telephone services reserve and a rise in costs for agent services.

Vaagn Martirosyan, CEO, CenterTelecom, commenting on the 1H 2007 financial results of the company, said that CenterTelecom is maintaining its dynamic rate of development. He added: "In general, the index of business development in 1H 2007 differs insignificantly from the index for 1Q 2007. It demonstrates that the company management's choices of priority business directions, including growth of new services' share in the structure of profit and optimization of the company's management system have been correct. In the near future, we plan to expand CenterTelecom's marketing policy and to reorganize the company's sales, maintenance and customer support system. This will allow us to become a company focused on satisfaction of subscribers' existing and potential requirements. This will have a positive impact on the improvement of CenterTelecom's financial and economic performance. "

CenterTelecom's accounting report is available on http://www.centertelecom.ru/eng/investor/finratings/rbcu/interim/

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

NOTICE OF A MATERIAL FACT
"INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME DECREASE OF NET PROFIT OF THE ISSUER BY MORE THAN 10 PERCENT"

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices	***www.centertelecom.ru***

2. Contents of the notice

2.1. Fact resulting in one-time decrease of the net profit of the issuer by more than 10 percent: ***revenues decrease in Q2 2007 comparing with Q1 2007 was due to increase of other expenses.***

2.2. Date of the fact resulting in one-time decrease of the net profit of the issuer by more than 10 percent: ***30.07.2007.***

2.3. Net profit of the issuer in the reporting period (Q1 2007) preceding the reporting period when the relevant fact occurred: ***1 111 486 000 (One million one hundred eleven thousand four hundred eighty six) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q2 2007) when the relevant fact occurred: ***662 099 000 (six hundred sixty two thousand and ninety nine) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***449 387 000 (Four hundred fourtynine thousand and three hundred eighty seven) thousand rubles.***

Percentage change in the net profit: ***40.43%.***

3. Signature

3.1. General Director OJSC «CenterTelecom»	____________ Seal	V.A. Martirosyan
3.2. Date: July 30, 2007.		
3.3. Chief Accountant OJSC «CenterTelecom»	____________	A.D. Kartashov
3.4. Date: July 30, 2007.		

Сообщение о существенном факте
«Сведения о фактах, повлекших за собой разовое уменьшение чистой прибыли эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения
2.1. Факт, повлекший за собой разовое уменьшение чистой прибыли эмитента более чем на 10 процентов: ***уменьшение прибыли во 2 квартале 2007 года по сравнению с 1 кварталом 2007 года произошло за счет увеличения прочих расходов.***   2.2. Дата появления факта, повлекшего за собой разовое уменьшение чистой прибыли эмитента более чем на 10 процентов***: 30.07.2007 года.***   2.3. Значение чистой прибыли эмитента за отчетный период (1 квартал 2007 года), предшествующий отчетному периоду, в котором появился соответствующий факт: ***1 111 486 000 (Один миллиард сто одиннадцать миллионов четыреста восемьдесят шесть тысяч) рублей.***   2.4. Значение чистой прибыли эмитента за отчетный период (2 квартал 2007 года), в котором появился соответствующий факт (факты): ***662 099 000 (Шестьсот шестьдесят два миллиона девяносто девять тысяч) рублей.***   2.5. Изменение чистой прибыли эмитента в абсолютном и процентном отношении: Абсолютное изменение чистой прибыли: ***- 449 387 000 (Четыреста сорок девять миллионов триста восемьдесят семь тысяч) рублей.***   Процентное изменение чистой прибыли: ***- 40,43%.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А.Мартиросян
М.П.		
3.2. Дата «30» июля 2007 года		
3.3. Главный бухгалтер ОАО «ЦентрТелеком»		А.Д. Карташов
3.4. Дата «30» июля 2007 года		

Открытое акционерное общество «Центральная телекоммуникационная компания» Российская Федерация * Г.Р. № 1025006174710 * ЦЕНТР ТЕЛЕКОМ

Company news

CenterTelecom Pays Out 2006 Dividend on Type A Preferred Shares

Moscow, 16 August 2007. CenterTelecom has completed payment of dividends to holders of type A registered uncertified preferred shares in the amount of RUR 0.3893300 per share.

The total payment reached RUR190.272 million, or 92.9% of all dividends paid on CenterTelecom's preferred shares. The company paid RUR204.785 million as dividends on all type A shares for 2006.

The company fulfilled its obligations related to the payments of dividends on this type of share in full excluding instances where the company was not liable for payment in accordance with Clause 44 of the Federal Law "About Joint Stock Companies" and Regulations on Dividend Policy approved by the Board of the Directors of CenterTelecom on June 10, 2004, specifically:

- non-appearance of shareholders for receipt of dividends;
- absence of the shareholder's bank details or wrong bank details.

CenterTelecom has allocated funds for dividend payments on this type of share in full.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

CENTER TELECOM

Company news

CenterTelecom: Net Profit Growth by 533.4% for 1 H 2007 (IFRS)

Moscow, September 11, 2007. OJSC CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; U.S. OTC: CRMUY), the leading provider of fixed-line telecommunications services in the Central Federal District of Russia, has issued its unaudited results of financial and economic activities for 1H 2007 compiled in accordance with International Financial Reporting Standards (IFRS).

Key Financial Highlights (RUR million)

	1H2007	1H2006	Change, %
Revenues	16,331	13,868	17.76
Operating expenses	13,515	11,863	13.92
Operating profit	2,816	2,005	40.48
Profit before taxes and minority interest	1,880	694	171.05
EBITDA[i][1]	5,966	4,714	26.56
EBITDA margin[ii][2], %	36.53	33.99	-
Net profit	1,293	204	533.40
Net profit profitability[iii][3], %	*7.92*	*1.47*	-

	30/06/2007	31/12/2006	Change,%
Fixed assets	34,260	35,069	-2.31
Long-term liabilities	20,186	20,766	-2.79
Short-term liabilities	9,418	10,154	-7.25

Characteristics of operational efficiency

- The number of telecommunication lines per employee rose by 19.81% to 127 lines (106 in 1H 2006).
- Revenue per line rose by 15.58% from RUR 2,104.4 in 1H 2006 to RUR 2,432.3 in 1H 2007.
- Revenue per employee reached RUR 308.4 thousands in 1H 2007, 37.93 % more than in 1H 2006 (RUR 223.6 thousands).
- Personnel numbers were reduced by 14.45% and reached 52,730 employees (61,633 in 1H 2006).
- Profitability calculated from net profit reached 7.92% (1.47% in 1H 2006).

Income structure (RUR million)

	IH 2007	IH 2006	Change, %
Local telephone communications	7,998	7,223	10.73
Inter-zone telephone communications[iv][4]	2,823	1,368	106.30
Internet access services	1,239	780	58.85
Services related to traffic	2,419	2,549	-5.09
Services related to cooperation agreements	618	737	-16.18
Other telecommunications services[v][5]	1,017	1,007	1.05
Other revenues	217	204	6.18
Total	**16,331**	**13,868**	**17.76**

In IH 2007 CenterTelecom's revenues grew by 17.76% in comparison with IH 2006. Revenue growth was provided by:

- the dynamic growth of the subscriber base of the broadband Internet connection access services under the DOMOLINK brand by 62.57% up to 187,036 subscribers (115,052 subscribers as of December 31, 2006). The income share from Internet access services rose to 7.59% (5.63% - in 1H 2006);
- the implementation of the «calling party pays» rule since July 1, 2006, that contributed to growth of income from inter-zone communications by 106.30% to RUR 2,823 million. (RUR 1,368 million in 1H 2006);
- the increase of number of fixed line communication services' subscribers by 1.73% to 6,579,317 for 1H 2007.

Operating expenses structure (RUR million)

	IH 2007	IH 2006	Change, %
Wages, salaries, other benefits and payroll taxes	5,177	5,097	1.57
Depreciation and amortization	2,981	2,650	12.49
Materials, repairs and maintenance, utilities	1,279	1,365	-6.34
Taxes other than income tax	398	430	-7.51
Expenditures connected to payments for communications operators' services	1,832	573	219.70
Other operating expenses (net)	1,848	1,748	5.75
Total	**13,515**	**11,863**	**13.92**

Operating expenditures grew by 13.92% to RUR 13,515 million in 1H 2007 (in comparison with RUR 11,863 million in 1H 2006). It is connected with:

- the growth of expenditures from other telecommunication operators' services by 219.70% that is attributable to implementation of the «calling party pays» rule;
- other expenditures growth in 1H 2007, which is related to increased payments to the pay telephone services reserve and a rise in costs for agent services.

Vaagn Martirosyan, CenterTelecom General Director, commenting on the 1H 2007 financial results of the company, said that the dynamics of CenterTelecom's IAS financial results in general are in line with trends reflected in the company's RAS results published earlier. «The general tendency demonstrates the correctness of the priority business directions chosen by the company's management. These directions include growing the contribution to profit of new services and

optimization of the company's management system. In future, we plan to continue adjusting our marketing policy in order to improve the company's client-oriented focus and to provide the most popular telecommunications services to our customers. Currently our main objective is to re-engineer our business processes, modernize the functional and organizational structure of the company, and also optimize the new sales system in its key segments - sales of services to corporations and other telecommunications operators. We also think that our work in this direction will lead to a considerable positive impact on CenterTelecom's financial performance».

The full version of CenterTelecom's unaudited consolidated financial statements for 1H 2007 according to IFRS is available on the Company's corporate website [http://www.centertelecom.ru/eng/investor/finratings/mfco/interim/].

***

Some statements in this news release are "forward-looking statements" and can be influenced by risks, uncertainty factors and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for cases when such disclosure shall be demanded pursuant to the US Federal laws on securities.

For further details please contact:
Yana Lavrentyeva
Head of PR and IR Department
+7 495 793 2486
pr@centertelecom.ru

---

[1] EBITDA is calculated as earnings before taxes plus interest payable plus depreciation plus leasing payment minus interest receivable.
[2] EBITDA margin is calculated as EBITDA/revenues.
[3] Net profit profitability is calculated as net profit/revenues.
[4] Income from inter-zone communications including income from inter-zone communications through pay phones and provision of services on behalf of other inter-zone communications carriers.
[5] Income from other telecommunications services include income received by public telephone network exchanges including income from the provision of direct telephone lines, connecting circuits and wired radio broadcasting outlets to customers and income from data transmission and mobile communications services.

Joint - Stock
Central Telecommunication Company

Unaudited
Consolidated Financial Statements

For the 6 months ended June 30, 2007

Contents

Unaudited Consolidated Balance Sheet
As of June 30, 2007 and December 31, 2006

(in thousands of roubles)

	Note	30 June 2007	31 December 2006 as restated
ASSETS			
Non-current assets			
Property, plant and equipment, net	4	**28 725 734**	29 598 913
Intangible assets and goodwill, net	5	**3 733 394**	3 493 826
Investments in associates, net	6	**36 952**	51 528
Long-term investments	7	**748 249**	1 118 391
Long-term accounts receivable and other assets	8	**47 252**	150 175
Long-term advances given, net	9	**683 836**	445 197
Deferred income tax asset		**284 848**	210 757
Total non-current assets		**34 260 265**	**35 068 787**
Current assets			
Inventories, net	10	**593 076**	458 648
Trade and other receivables, net	11	**3 014 203**	2 454 776
Prepaid income tax		**411 345**	439 445
Short-term investments	7	**972 629**	871 970
Other current assets, net	12	**864 780**	875 383
Cash and cash equivalents	13	**762 995**	1 245 219
Total current assets		**6 619 028**	**6 345 441**
Total assets		**40 879 293**	**41 414 228**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	14	**6 900 165**	6 900 165
Treasury shares	14	**(720)**	(720)
Change in fair value of available-for-sale investments		**10 542**	-
Retained earnings		**4 359 673**	3 587 801
Total equity attributable to equity holders of the parent		**11 269 660**	**10 487 246**
Minority interest		**5 697**	**6 395**
Total equity		**11 275 357**	**10 493 641**
Non-current liabilities			
Long-term borrowings	15	**15 873 210**	15 991 843
Long-term finance lease obligations	16	**869 618**	1 395 583
Pension liabilities		**2 619 292**	2 526 839
Long-term income tax payable	18	**1 500**	1 628
Long-term other taxes payable	18	**1 812**	2 038
Deferred revenue		**744 837**	771 755
Long-term provision	19	**17 127**	21 885
Other non-current liabilities		**58 639**	54 640
Total non-current liabilities		**20 186 035**	**20 766 211**
Current liabilities			
Accounts payable, accrued expenses and advances received	17	**3 936 204**	4 056 071
Payables to OJSC "Rostelecom"		**1 093 072**	453 931
Income tax payable		**160**	5 404
Other taxes payable	18	**601 233**	388 451
Dividends payable		**525 995**	10 459

Unaudited Consolidated Balance Sheet
as of June 30, 2007 and December 31, 2006

(in thousands of roubles)

	Note	30 июня 2007 года	31 декабря 2006 года скорректировано
Short-term borrowings	15	**958 009**	774 703
Current portion of long-term borrowings	15	**1 147 679**	3 249 054
Current portion of long-term finance lease obligations	16	**1 088 741**	1 136 973
Short-term provisions	19	**66 808**	79 330
Total current liabilities		**9 417 901**	**10 154 376**
Total liabilities		**29 603 936**	**30 920 587**
Total equity and liabilities		**40 879 293**	**41 414 228**

The accompanying notes form an integral part of these consolidated financial statements

Unaudited Consolidated Income Statement

for the 6 months ended June 30, 2006 and June 30, 2007

(in thousands roubles, except earnings per share)

	Notes	6 months ended June 30, 2007	6 months ended June 30, 2006 as restated
Revenue	20	16 330 991	13 867 878
Wages, salaries, other benefits and payroll taxes		(5 177 353)	(5 097 261)
Depreciation and amortization		(2 981 072)	(2 650 117)
Materials, repairs and maintenance, utilities		(1 278 673)	(1 365 240)
Taxes other than income tax		(397 945)	(430 264)
Interconnection charges		(1 831 850)	(572 991)
Recovery of impairment of receivables		82 194	86 398
Loss (profit) on disposal of property, plant and equipment		(89 413)	17 641
Other operating expenses	21	(1 840 493)	(1 851 259)
Operating profit		2 816 386	2 004 785
Share of result of associates		6 599	7 524
Interest expense, net	22	(1 105 017)	(1 370 515)
Other loss, net		1 437	-
Gain on subsidiaries, associates and other investments, net	23	104 308	20 650
Foreign exchange gain, net		56 546	31 252
Profit before income tax		1 880 259	693 696
Income tax expense		(586 247)	(488 223)
Profit for the reporting period		1 294 012	205 473
Attributable to:			
Equity holders of the parent		1 293 477	204 213
Minority interests		535	1 260
Earnings per share (in Russian roubles)			
- basic and diluted, for profit for the reporting period attributable to equity holders of the parent		0,615	0,097

The accompanying notes form an integral part of these consolidated financial statements

1. General

Authorization of Accounts

The unaudited Consolidated Financial Statements of JSC CenterTelecom ("Company") and its subsidiaries (jointly referred to as the "Group") have been prepared for the six months ended June 30, 2007.

Principles of preparing the unaudited Consolidated Financial Statements

The financial statements of JSC CenterTelecom for 6 months of 2007 according to IFRS are presented as the balance sheet, profit and loss report and notes to the financial statements. These statements do not contain all disclosures required according to IFRS, however, their volume are sufficient to obtain an idea of the financial standing and the results of the Company's activities for 6 months of 2007.

These reports are unaudited consolidated financial statements of JSC CenterTelecom. No procedures of audit, review or other similar procedures will be performed in respect of these statements.

These financial statements are prepared based on the statutory financial statements of the Company and its subsidiaries in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances and results of operations in accordance with IFRS.

In preparing these unaudited consolidated financial statements, JSC CenterTelecom used less procedures than could have been used in preparing annual consolidated financial statements. In this context, JSC CenterTelecom has used some assumptions, including those concerning the fair value of assets and liabilities of acquired subsidiaries and dependent companies, the value of pension provision liabilities, deferred income, fixed assets depreciation reserves, inventory holdings and accounts receivable. The actual figures of the financial reporting for the year that expired on 31st December 2007 may differ from the figures of these financial statements, as there might have been some adjustments of the information on assumptions used by the Company and some other new information might have appeared.

The content of the notes to the unaudited consolidated financial statements of JSC CenterTelecom do not disclose fully all the information, the disclosure of which is required for compliance with the International Financial Reporting Standards. The content of the notes to the annual consolidated financial statements of JSC CenterTelecom may disclose information in a volume larger than disclosed in these unaudited consolidated financial statements of JSC CenterTelecom.

2. Reclassifications and Adjustments to Comparatives

The Company has adjusted and reclassified comparable figures for 6 months 2006 to ensure comparability with those for 6 months 2007, as shown in the table below.

for the 6 months ended June 30, 2007

(in thousands of roubles)

	As previously reported	Correction of errors	As restated	Description
Consolidated balance sheet as of December 31, 2006				
Deferred income tax asset	222 939	(12 182)	210 757	
Total non-current assets	35 080 969	(12 182)	35 068 787	
Total assets	41 426 410	(12 182)	41 414 228	
Retained earnings as of December 31, 2006	3 599 983	(12 182)	3 587 801	Adjustments of deferred tax of OJSC RTS
Total equity	10 505 823	(12 182)	10 493 641	
Total equity and liabilities	41 426 410	(12 182)	41 414 228	
Consolidated income statement for the 6 months ended June 30, 2006				
Revenue	13 899 494	(31 616)	13 867 878	Deconsolidation of the Investments in CJSC "CenterTelecomService"
Depreciation and amortization	(2 635 635)	(14 482)	(2 650 117)	Adjustment based on evaluation of OJSC RTS and CJSC "ATS"
Interconnection charges	(596 151)	23 160	(572 991)	Deconsolidation of the Investments in CJSC "CenterTelecomService"
Other operating expenses	(1 841 627)	(9 632)	(1 851 259)	Deconsolidation of the Investments in CJSC "CenterTelecomService"
Share of result of associates	(140)	7 664	7 524	Deconsolidation of the Investments in CJSC "CenterTelecomService"
Income tax expense	(494 309)	6 086	(488 223)	Deconsolidation of the Investments in CJSC "CenterTelecomService" and adjustment based on evaluation of OJSC RTS and CJSC "ATS"
Profit for the reporting period	224 293	(18 820)	205 473	**Итого**
Profit for the reporting period attributable to minority interests	4 683	(3 423)	1 260	Deconsolidation of the Investments in CJSC "CenterTelecomService"
Profit for the reporting period attributable to equity holders of the parent	219 610	(15 397)	204 213	
Earnings per share (in Russian roubles) – basic and diluted, for profit for the reporting period attributable to equity holders of the parent	0,107		0,097	

(in thousands of roubles)

In 2006 the Company deconsolidated its investments in CJSC "CenterTelecomService" where it owns 74.9% of voting shares and which was presented in prior periods as the subsidiary controlled by the Company. The rest 25.1% of voting shares is owned by the minority shareholder.

The Company recognized the absence of the control over this entity due to restrictions in its majority voting power in the Board of Directors of the entity. Respectively, the Company and minority shareholder have a joint control over the entity based on which the Company classified this investment as investment in the joint venture and accounted for it under equity method. Comparative amounts of the assets, liabilities and the results of operations as of June 30, 2006 and for the period then ended were adjusted respectively.

In 2006, the Company revised the amount of fair value of identifiable assets, liabilities and contingent liabilities of OJSC RTS and CJSC "ATS", subsidiaries acquired in 2004 and 2005 respectively, upon having arrived at relevant valuation.

Comparative amounts of the assets, liabilities and the results of operations as of June 30, 2006 and for the period then ended were adjusted respectively.

3. Consolidated Subsidiaries

The presented consolidated financial statements of the Group cover assets, liabilities and performance of OJSC "CenterTelecom" and its subsidiaries listed below:

Subsidiary	Main activity	Ownership, %		Voting Shares, %	
		30 June 2007	31 December 2006	30 June 2007	31 December 2006
CJSC "Vladimir Teleservice"	Communication Services	**100**	100	**100**	100
LLC "Mobilcom"	Communication Services	**100**	100	**100**	100
LLC "Teleport Ivanovo"	Communication Services	**100**	100	**100**	100
LLL "Telecom Terminal"	Repair and maintenance services	**100**	100	**100**	100
LLC "Telecom Stroi"	Construction Services	**100**	100	**100**	100
OJSC RTS	Communication Services	**100**	100	**100**	100
CJSC "ATS"	Communication Services	**100**	100	**100**	100
LLC "Tver Telecom"	Communication Services	**85**	85	**85**	85
LLC "Svyaz-Service-Irga"	Communication Services	**70**	70	**70**	70
LLC "Vladimirskii Taksofon"	Communication Services	**51**	51	**51**	51
CJSC "Telecom Ryazanskoi oblasti"	Communication Services	**50,9**	50,9	**50,9**	50,9
LLC "Operatorski Tsentr" [1]	Communication Services	**100**	100	**100**	100
OJSC "TeleNET" [2]	Communication Services	**100**	100	**100**	100
CJSC "Rosnet International" [3]	Communication Services	**99**	99	**99**	99

All the above companies have the same financial year as the Company.

[1] Subsidiary is under control of CJSC "ATS"

[2] Subsidiary is under control of CJSC "ATS"

[3] Subsidiary is under control of OJSC RTS

(in thousands of roubles)

4. Property, Plant and Equipment , net

Property, plant and equipment and related accumulated depreciation and impairment consist of the following:

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Assets under construction	Total
Cost					
At December 31, 2005	**16 033 349**	**18 918 091**	**4 413 406**	**2 207 757**	**41 572 603**
Additions	–	–	–	5 332 224	5 332 224
Put in operation	1 322 317	3 240 545	646 851	(5 209 713)	–
Disposals	(94 955)	(774 266)	72 315	(28 241)	(825 147)
At December 31, 2006	**17 260 711**	**21 384 370**	**5 132 572**	**2 302 027**	**46 079 680**
Additions	–	–	–	2 193 676	2 193 676
Put in operation	219 376	642 882	344 665	(1 206 923)	–
Disposals	(3 861)	(16 330)	(35 711)	(122 845)	(178 747)
At June 30, 2007	**17 476 226**	**22 010 922**	**5 441 526**	**3 165 935**	**48 094 609**
Accumulated Depreciation and Impairment					
At December 31, 2005	**(2 641 769)**	**(6 449 621)**	**(2 261 054)**	**–**	**(11 352 444)**
Charge for the year	(1 439 428)	(2 994 538)	(973 976)	–	(5 407 942)
Impairment	(37 922)	(169 988)	(22 818)	–	(230 728)
Disposals	96 332	388 271	25 744	–	510 347
At December 31, 2006	**(4 022 787)**	**(9 225 876)**	**(3 232 104)**	**–**	**(16 480 767)**
Charge for the period	(775 898)	(1 626 068)	(523 261)	–	(2 925 227)
Disposals	3 998	26 692	6 429	–	37 119
At June 30, 2007	**(4 794 687)**	**(10 825 252)**	**(3 748 936)**	**–**	**(19 368 875)**
Net book value as of December 31, 2005	**13 391 580**	**12 468 470**	**2 152 352**	**2 207 757**	**30 220 159**
Net book value as of December 31, 2006	**13 237 924**	**12 158 494**	**1 900 468**	**2 302 027**	**29 598 913**
Net book value as of June 30, 2007	**12 681 539**	**11 185 670**	**1 692 590**	**3 165 935**	**28 725 734**

The above tables include plant and machinery leased under finance lease agreements as of June 30, 2007 and December 31, 2006:

	Land, buildings and constructions	Switches and transmission devices	Vehicles and other	Assets under construction	Total
Cost	2 479	4 832 678	106 161	96 054	5 037 372
Accumulated Depreciation	(110)	(634 023)	(40 896)	–	(675 029)
Net Book Value as of December 31, 2006	**2 369**	**4 198 655**	**65 265**	**96 054**	**4 362 343**
Cost	2 479	4 833 067	106 161	69 082	5 010 789
Accumulated Depreciation	(172)	(786 954)	(52 281)	–	(839 407)
Net Book Value as of June 30, 2007	**2 307**	**4 046 113**	**53 880**	**69 082**	**4 171 382**

Leased assets are pledged as security for the related finance lease obligations.

(in thousands of roubles)

5. Intangible Assets and Goodwill, net

	Goodwill	Trade Mark	Licenses	Software	Customer List	Total
Cost of Valuation						
At December 31, 2005	**994 827**	**36 216**	**147 688**	**2 929 229**	**94 002**	**4 201 962**
Additions	–	553	5 561	648 361	–	654 475
Additions due to subsidiaries acquisition	–	–	(27)	–	–	(27)
At December 31, 2006	**994 827**	**36 769**	**153 222**	**3 577 590**	**94 002**	**4 856 410**
Additions	-	-	36 742	258 671	-	295 413
At June 30, 2007	**994 827**	**36 769**	**189 964**	**3 836 261**	**94 002**	**5 151 823**
Accumulated Amortization and Impairment						
At December 31, 2005	**(969 248)**	**(6 544)**	**(35 973)**	**(124 372)**	**(21 418)**	**(1 157 555)**
Charge for the period	–	(4 089)	(21 822)	(69 666)	(12 239)	(107 816)
Disposals	–	–	6	–	–	6
Impairment	(25 579)	(19 925)	–	–	(51 715)	(97 219)
At December 31, 2006	**(994 827)**	**(30 558)**	**(57 789)**	**(194 038)**	**(85 372)**	**(1 362 584)**
Charge for the period		(486)	(11 871)	(39 197)	(4 291)	(55 845)
At June 30, 2007	**(994 827)**	**(31 044)**	**(69 660)**	**(233 235)**	**(89 663)**	**(1 418 429)**
Net book value at December 31, 2005	**25 579**	**29 672**	**111 715**	**2 804 857**	**72 584**	**3 044 407**
Net book value at December 31, 2006	–	**6 211**	**95 433**	**3 383 552**	**8 630**	**3 493 826**
Net book value at June 30, 2007	-	**5 725**	**120 304**	**3 603 026**	**4 339**	**3 733 394**

As of June 30, 2007 software includes OEBS software with a gross book value of 2 158 023 (December 31, 2006: 1 930 708) including interest capitalized totaling 666 408 (2006: 557 746). Capitalization rate is 10,92% (2006: 13,55%).

6. Investments in Associates, net

Investments in associates comprised the following at June 30, 2007 and December 31, 2006:

Associate	Activity	30 June 2007		31 December 2006	
		Voting shares, %	Carrying value	Voting shares, %	Carrying value
CJSC "Centertelecom Service"	Communication Services	**74,9%**	**32 514**	74,9%	47 071
CJSC "TeleRoss Voronej"	Communication Services	**50%**	**212**	50%	425
Joint venture	Cellular Services	**30%**	**14 579**	30%	14 579
OJSC "Telecommunications company Rinfotels"	Communication Services	**26%**	**1 251**	26%	1 270
Provision for impairment			**(11 604)**		(11 817)
Total			36 952		**51 528**

(in thousands of roubles)

All the above companies are Russian legal entities incorporated in accordance with Russian legislation and have the same financial year as the Company.

Movement in investments in associates for the periods ended June 30, 2007 and December 31, 2006 is presented below:

	30 June 2007	31 December 2006
Investments in associates as of the beginning of the period	**51 528**	46 359
Share of income net of income tax and dividends received	**(14 790)**	20 671
Reclassification of associates	**-**	(4 277)
Recovery/(accrual) of provision for impairment	**214**	(11 225)
Investments in associates as of the end of the period	**36 952**	51 528

7. Investments

Investments comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Long-term promissory notes purchased	**710 378**	1 091 208
Long-term investments available-for-sale	**37 871**	27 183
Total long-term investments	**748 249**	1 118 391
Short-term part of long-term promissory notes purchased	**957 629**	841 970
Rouble denominated short-term bank deposits	**15 000**	30 000
Total short-term investments	**972 629**	871 970
Total investments	**1 720 878**	**1 990 361**

Reduction in debts on long-term promissory notes is due to reclassification of a portion of long-term debts for a portion of long-term promissory notes into short-term debts.

8. Long-Term Accounts Receivable and Other Assets

Long-term accounts receivable and other assets comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
VAT receivable	**38 643**	141 041
Long-term loans given to employees	**7 785**	8 059
Other long-term financial assets	**824**	1 075
Total	**47 252**	**150 175**

(in thousands of roubles)

9. Long-Term Advances Given, net

Long-term advances given the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Advances given for capital construction	**452 404**	236 844
Acquisition and implementation of software	**234 894**	211 817
Provision for impairment of advances for capital construction	**(3 462)**	(3 464)
Total	**683 836**	**445 197**

10. Inventories, net

Inventories comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Cable materials and spare parts for telecommunications equipment	**211 776**	163 694
Construction materials, fuels and instruments	**85 897**	79 444
Finished goods and goods for resale	**60 701**	21 802
Other inventories	**234 702**	193 722
Provision for inventory obsolescence	**–**	(14)
Total	**593 076**	**458 648**

The amount of write-down of inventories recognized as an expense is 460 194 (6 months of 2006 – 513 434)/ This expense is included into the line "Materials, repairs and maintenance, utilities" of Consolidated Income Statement.

11. Trade and Other Receivables, net

Accounts receivable comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Trade receivables – telecommunication services	**3 665 519**	3 201 173
Trade receivables – interconnection and traffic transmission	**82 043**	61 863
Trade receivables – other	**163 732**	197 925
Provision for impairment	**(897 091)**	(1 006 185)
Total	**3 014 203**	**2 454 776**

(in thousands of roubles)

Trade Accounts receivable for telecommunication services were due from the following major customer groups as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Corporate customers	**1 750 988**	1 383 623
Residential customers	**1 180 786**	1 065 636
Government customers	**260 223**	143 854
Tariff compensation from the state budget	**473 522**	608 060
Total	**3 665 519**	**3 201 173**

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made.

Receivables resulted from tariff compensation from the state budget related to granting privileges to certain categories of subscribers account for 12,9% of the total amount of trade accounts receivable as of June 30, 2007 (19,0% as of December 31, 2006). These accounts receivable emerged before January 2005, when Article 47 of Federal Law No. 126-FZ, dated July 7, 2003, "On Telecommunications" came into force. This Article changed the procedure for granting privileges to individuals in the provision of services of telecommunication organizations. Before January 2005, telecommunication services users eligible for privileges paid 50% of their cost by themselves, and 50% was subject to compensation from the state budget.

In 2005, the budgets did not provide for financing the outstanding receivables resulted from tariff compensation from the state budget related to granting privileges to certain categories of subscribers in the previous periods.

In first 5 months of 2006, as a result of claims and actions, the arbitration courts satisfied 260 318 from the federal budget to cover the Company's accounts receivable resulting from services provided earlier to privileged categories of citizens. Of that amount, 126 698 was received in cash.

The abovementioned accounts receivable on compensation from the state budget are doubtful, since they were not paid in accordance with contractual terms and are not secured by relevant guarantees. The Company will continue efforts to recover funds from the federal budget to compensate for this debt. However, taking into account the difficulties related to the recovery of such debts for the previous periods, the Company assessed the possibility of collection of debts on compensation for granting privileges to certain categories of subscribers in June 2007, and considering possibilities of debt recovery, created a provision for impairment of these receivables in the amount of 473 522, which accounts for 100 % of the total amount of debt of the social security authorities as of June 30, 2007 (December 31, 2006 – 608 060).

(in thousands of roubles)

The following summarizes movement in the provision for impairment of trade and other receivables:

	30 June 2007	31 December 2006
Balance at the beginning of the period	**(1 006 185)**	(2 213 112)
Recovery for the period	**82 194**	972 082
Trade receivables written off	**26 900**	234 845
Balance at the end of the period	**(897 091)**	**(1 006 185)**

12. Other Current Assets, net

Other current assets comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
VAT receivable	**345 748**	453 266
Other receivables and current assets	**258 989**	174 903
Prepayments and advance payments	**228 362**	135 207
Deferred expenses	**60 773**	143 296
Other prepaid taxes	**20 029**	18 137
Settlements with personnel	**15 099**	12 601
Receivables from fixed assets' sale	**12 462**	16 038
Short-term loans given	**806**	1 430
Provision for impairment	**(77 488)**	(79 495)
Total	**864 780**	**875 383**

13. Cash and Cash Equivalents

Cash and cash equivalents comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2006
Rouble denominated cash in hand and balances with banks	**597 994**	901 919
Foreign currency denominated balances with banks	**1**	13 227
Rouble denominated short-term bank deposits	**165 000**	330 073
Total	**762 995**	**1 245 219**

Cash at banks earns floating interest at rates based on the cash balances on Company's bank accounts.

Short-term bank deposits earn interest at the rate 5,5% (2006: 5,5%).

(in thousands of roubles)

14. Equity

The total number of outstanding shares comprised the following as of June 30, 2007:

	Number of shares authorized (thousands)	Treasury shares (thousands)	Number of shares outstanding (thousands)	Par value	Carrying value	Treasury shares (thousands roubles)	Carrying value
As of December 31, 2004	**2 104 000**	**–**	**2 104 000**	**631 200**	**1 219 366**	**–**	**1 219 366**
Preference	525 993	–	525 993	1 577 979	1 725 020	–	1 725 020
Ordinary	1 578 007	(240)	1 577 767	4 733 301	5 175 145	(720)	5 174 425
As of December 31, 2005	**2 104 000**	**(240)**	**2 103 760**	**6 311 280**	**6 900 165**	**(720)**	**6 899 445**
Preference	525 993	–	525 993	1 577 979	1 725 020	–	1 725 020
Ordinary	1 578 007	(240)	1 577 767	4 733 301	5 175 145	(720)	5 174 425
As of December 31, 2006	**2 104 000**	**(240)**	**2 103 760**	**6 311 280**	**6 900 165**	**(720)**	**6 899 445**
Preference	525 993	–	525 993	1 577 979	1 725 020	–	1 725 020
Ordinary	1 578 007	(240)	1 577 767	4 733 301	5 175 145	(720)	5 174 425
As of June 30, 2007	**2 104 000**	**(240)**	**2 103 760**	**6 311 280**	**6 900 165**	**(720)**	**6 899 445**

The ordinary and preference shares have a nominal value of 3 roubles per share.

The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

Treasury stock represents shares of the Company, held by a subsidiary of the Company.

15. Borrowings

Borrowings comprised the following as of June 30, 2007 and December 31, 2006:

	Effective interest rate	Maturity date	30 June 2007	31 December 2006
Short-term borrowings				
Bank loans (Roubles)	11,5%-15,3%		-	33 887
Векселя (рубли)	9,00%		167 523	-
Interest accrued on promissory notes (Roubles)			318 506	292 036
Interest accrued on bank loans (US dollars)			55 298	46 160
Interest accrued on bank loans (Euro)			4 185	51
Interest accrued on bank loans (Roubles)			2 685	165
Interest accrued on bonds (Roubles)			409 775	402 239
Interest accrued on vendor financing (Euro)			37	165
Total Interest accrued			790 486	740 816
Total short-term borrowings			958 009	774 703

(in thousands of roubles)

	Effective interest rate	Maturity date	30 June 2007	31 December 2006
Long-term borrowings				
Bank loans (Roubles)	8,3%	2008-2013	**905 517**	424 740
Bank loans (US dollars)	9,61%	2007-2010	**2 894 183**	2 951 945
Bank loans (Euro)	7,9%	2007-2012	**347 524**	353 211
Total bank loans			**4 147 224**	**3 729 896**
Bonds (Roubles)	8,48%-14,84%	2007-2012	**8 494 447**	**8 495 336**
Vendor financing (US Dollars)	7%-9%	2010	**25 930**	24 266
Vendor financing (Euro)	6%-9%	2008	**4 895**	28 838
Total vendor financing			**30 825**	**53 104**
Promissory notes (Roubles)	9,78%-12,16%	2007-2025	**4 259 669**	**6 881 610**
Interest accrued on loans from customers (Roubles)			**3 785**	**3 442**
Loans from customers (Roubles)			**84 939**	**77 509**
Total long-term borrowings			**17 020 889**	**19 240 897**
Less: Current portion of long-term borrowings			**(1 147 679)**	**(3 249 054)**
Total long-term part of borrowings			**15 873 210**	**15 991 843**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

The carrying amounts of the Company's borrowings are denominated in the following currencies:

	30 June 2007	31 December 2007
Russian Roubles	**14 646 883**	16 610 964
US dollars	**2 975 411**	3 022 371
Euro	**356 604**	382 265
Total	**17 978 898**	**20 015 600**

Bank Loans

SB of the Russian Federation Srednerussky Bank

To finance its current operations, the Company entered into an agreement with Sberbank of Russia on opening a credit facility in the amount of up to 3 000 000 on April 20, 2007.

Between the agreement date and the reporting date, the Company has borrowed funds for the amount of 695 000.

The credit facility is to be closed on and including April 19, 2009. Interest rate on the facility is fixed at 7,9% per annum.

As of June 30, 2007, debt on this agreement made 498 873.

This debt is not secured.

(in thousands of roubles)

Promissory Notes

LLC "RTK Broker"

In 2007, the Company issued promissory notes to finance current operations, which promissory notes were purchased by RTK Broker LLC. The amount of proceeds on the paper credit makes 167 523; total principal amount of the promissory notes issued amounts to 175 000. Maturity of the promissory notes is July 10, 2007. Interest is accrued at 9% per annum.
As of June 30, 2007, debt on these promissory notes amounted to 167 523; the amount of interest accrued is 7 055. This debt is not secured.

16. Finance Lease Obligations

The Company entered into various finance lease agreements for telecommunication equipment. These leases have no terms of renewal, purchase options or escalation clauses. The title on the equipment is transferred to the Company at the end of the lease. Future minimum lease payments and their present values of were as follows as of June 30, 2007 and December 31, 2006:

	30 June 2007		31 December 2006	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	1 397 983	1 088 741	1 549 607	1 136 973
1 to 5 years	1 040 687	869 618	1 693 751	1 395 583
Total minimum lease payments	2 438 670	1 958 359	3 243 358	2 532 556
Less amounts representing finance charges	(480 311)	-	(710 802)	-
Present value of minimum lease payments	1 958 359	1 958 359	2 532 556	2 532 556

In first 6 months of 2007 effective interest rate on lease liabilities ranged from 13,61% to 32,68% (2006 – 13,61% to 33,51%).

17. Accounts Payable, Accrued Expenses and Advances Received

Accounts payable, accrued expenses and advances received comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2007
Trade accounts payable	**957 610**	1 184 299
Advances received from subscribers	**427 724**	450 488
Accounts payable to equipment suppliers and constructors	**1 628 088**	1 666 083
Salaries and wages	**722 732**	729 495
Accounts payable to non-commercial partnership	**152 722**	–
Other accounts payable	**47 328**	25 706
Total	**3 936 204**	**4 056 071**

(in thousands of roubles)

18. Other Taxes Payable

Current Taxes Payable

Current taxes payable, other than income tax, comprised the following as of June 30, 2007 and December 31, 2006:

	30 June 2007	31 December 2007
Value added tax	**173 856**	186 715
Property tax	**172 687**	161 547
Personal income tax	**76 564**	646
Unified social tax	**147 534**	9 475
Other taxes	**30 592**	30 068
Total	**601 233**	**388 451**

Long-Term Taxes Payable

Long-term taxes payable comprise overdue debt repayments for various taxes which were restructured for the period of up to 10 years in accordance with regulation №1002 of the Government of Russian Federation dated September 3, 1999 "On procedure and time limits of restructuring of tax payables of legal entities" and in accordance with regulation №442 of the Administration of the Tula Region dated August 9, 2002. "On procedure of restructuring in 2002 of payables (principal debt, fines and penalties) of legal entities before regional tax budget that forms territorial road fund"; Regulation of the Administration of the Voronej region №959 dated August 29, 2001, as shown below:

	30 June 2007			31 December 2007		
	Federal	**Regional taxes and other state funds**	**Total**	**Federal**	**Regional taxes and other state funds**	**Total**
Current	**520**	**874**	**1 393**	176	877	1 053
1 to 2 years	**615**	**428**	**1 043**	615	428	1 043
2 to 3 years	**549**	**382**	**931**	549	383	932
3 to 4 years	**490**	**593**	**1 083**	490	425	915
4 to 5 years	**107**	**148**	**255**	326	450	776
Total restructured	**2 281**	**2 425**	**4 706**	**2 156**	**2 563**	**4 719**
Less: current portion of taxes payable	**520**	**874**	**1 394**	176	877	1 053
Long-term portion of restructured taxes	**1 761**	**1 551**	**3 312**	1 980	1 686	3 666

Long-term taxes payable have been recorded at their fair values at the date when an obligation was incurred. In subsequent periods these payables were recorded at amortized cost.

(in thousands of roubles)

19. Provisions

During 6 months of 2007 movements in current provisions were as follows:

	Personnel dismissal	Tax provisions	Guarantees	Other	Total
Balance at December 31, 2006	**34 947**	**12 437**	**25 007**	**6 939**	**79 330**
Provisions reclassified from long-term part	–	–	4 758	–	4 758
Provision amortized	–	–	(10 341)	–	(10 341)
Unused amounts reversed	–	-	–	(6 939)	(6 939)
Balance at June 30, 2007	**34 947**	**12 437**	**19 424**	–	**66 808**

During 6 months of 2007 movements in long-term provisions were as follows:

	Guarantees	Total
Balance at December 31, 2006	**21 885**	**21 885**
Provision reclassed to current part	(4 758)	(4 758)
Balance at June 30, 2007	**17 127**	**17 127**

20. Revenue

By revenue types	6 months of 2007	6 months of 2006
Local telephone communication services	**7 997 760**	7 222 560
Intrazone telephone communication services	**2 822 918**	1 368 357
Connection and traffic transfer services	**2 419 205**	2 548 950
Internet access services	**1 239 336**	780 179
Services under cooperation agreements	**617 749**	736 969
Cable communication and data transmission services	**387 680**	407 993
Mobile radio, wire broadcasting, radio broadcasting, and TV broadcasting services	**364 823**	372 827
Mobile radiotelephone (cellular) communication services	**135 985**	118 668
Other telecommunication services (core activities)	**128 465**	106 945
Income form other sales (non-core activities)	**217 070**	204 430
Total	**16 330 991**	**13 867 878**

Income growth against 6 months 2006 amounted to 2 463 113, mainly on the following types of services:

- income from local telephone communication services increased by 775 200;
- income from intrazone telephone communication services increased by 1 454 561;
- income from Internet access services increased by 459 157.

(in thousands of roubles)

The Company identifies revenue by the following major customer groups:

Customer groups	**6 months of 2007**	**6 months of 2006**
Residential customers	**8 640 777**	6 841 353
Corporate customers	**6 432 158**	5 999 032
Government customers	**1 258 056**	1 027 493
Total	**16 330 991**	**13 867 878**

21. Other Operating Expenses

Other operating expenses comprised the following:

By expenses types	**6 months of 2007**	**6 months of 2006**
Lease of premises	**(315 118)**	(267 596)
Fire and other security services	**(203 942)**	(226 662)
Agency fees	**(193 671)**	(95 933)
Universal service fund payments	**(154 276)**	(119 454)
Non-commercial partnership expenses, member fees, charity contribution, payments to labor unions	**(206 332)**	(138 198)
Transportation services	**(84 225)**	(84 133)
Bank services fees	**(81 449)**	(92 697)
Insurance	**(50 752)**	(103 679)
Advertising expenses	**(50 541)**	(34 831)
Buildings maintenance	**(48 343)**	(57 023)
Telecommunication equipment maintenance	**(44 941)**	(31 609)
Education expenses	**(29 897)**	(36 973)
Audit and consulting fees	**(24 963)**	(47 798)
Business travel expenses and representation costs	**(20 423)**	(17 129)
Civil Defense	**(20 325)**	(21 394)
Cost of goods sold	**(10 831)**	(17 003)
Fines and penalties	**7 342**	(8 242)
Other expenses	**(307 806)**	(450 905)
Total	**(1 840 493)**	**(1 851 259)**

Other expenses are mainly expenses relating to accounting of subscriber payments and recovery thereof, documentary expenses, payments for telephone and other telecommunication services, as well as other operating expenses.

(in thousands of roubles)

22. Interest Expense, net

Interest expense, net for the periods ended June 30, 2007 and December 31, 2006 comprised the following:

	6 months of 2007	6 months of 2006
Interest income	**10 576**	9 740
Interest expense on loans, promissory notes, bonds	**(882 761)**	(1 089 560)
Interest expense on finance leases	**(232 832)**	(290 695)
Total	**(1 105 017)**	**(1 370 515)**

23. Gain on Investments, net

Gain on investments for the periods ended June 30, 2007 and December 31, 2006 comprised the following:

	6 months of 2007	6 months of 2006
Gain on promissory notes, received from OJSC "RTK-Leasing"	**101 164**	-
Gain on sale of CJSC "Belgorodskaya Sotovaya Svyaz"	-	9 827
Gain on sale of CJSC "Smolenskaya Sotovaya Svyaz"	-	10 966
Gain on sale of other investments	-	19
(Provision for) recovery of impairment of other investments	**214**	(2 059)
Dividend income	**2 930**	1 897
Total	**104 308**	**20 650**

As of July 30, 2007 the promissory notes issued by OJSC "RTK-Leasing" are reflected at amortized original value with the effective interest rate of 10,36% - 16.78%. Effect of recalculation is reflected as income from financial investments.

NOTICE OF MATERIAL FACTS

"INFORMATION ABOUT ACCRUED AND (OR) PAYED YIELD ON THE SECURITIES OF THE ISSUER "
"INFORMATION ABOUT TERMS OF REDEMPTION OF THE SECURITIES"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices	*www.centertelecom.ru*
Name of regular publication used by the issuer for posting the notice pursuant to Resolution on issue of the securities	*"Rossiyskaya Gazeta"* *"Attachment to Vestnik of FSCR"*

2. Contents of the notice

2.1. Type, category, series and other identification features of the securities: ***interest-bearing, certificated, inconvertible, bearer bonds of 04 series with mandatory centralized custody (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of state registration: ***4-19-00194-A of June 29, 2004.***

2.3. Name of the registering authority that has carried out state registration of the securities issue: ***Federal Service for Financial Markets of Russia.***

2.4. Executive body of the issuer making resolution on determination of the interest rate (procedure for determining of the rate) (coupon) for the bonds of the issuer: ***the interest rate on the sixths coupon is determined pursuant to the Resolution on the securities issue (state registration number 4-19-00194-A of June 29, 2004) approved by OJSC "CenterTelecom" Board of Directors on April 28, 2004 (Minutes N33 of May 5, 2004) and is equal to the interest rate of the first coupon 13.80% per annum, approved by General director of OJSC "CenterTelecom" R.A. Amaryan, on August 17, 2004, Order № 372.***

2.5. Date of the decision making on determination of the interest rate (coupon) on the bonds of the issue: ***August 17, 2004.***

2.6. Date of execution of the Minutes of the meeting of the executive body of the issuer the decision on determination of the interest rate (coupon) on the bonds of the issue is made: ***August 17, 2004.***

2.7. Content of the liability of the issuer: ***payment on the sixths coupon yield of the bonds.***

Total amount of interest and (or) another yield due to on liabilities of the issuer: ***389 027 348.05 RUR (Three hundred eighty nine million twenty-seven thousand three hundred forty-eight rubles five kopecks).***

Amount of interest and (or) another yield due to per one bond of the issuer: ***69.19 RUR (Sixty nine rubles nineteen kopecks).***

2.8. Form of yield payment on the securities of the issuer: ***in rubles of the Russian Federation on a cashless basis.***

2.9. Date the liability is executed: ***August 20, 2007***

2.10 Total amount of interest and (or) another yield due to on liabilities of the issuer: ***389 027 348.05 RUR (Three hundred eighty nine million twenty-seven thousand three hundred forty-eight rubles five kopecks).***

2.11. Fact of execution of the liability of the issuer: ***the liability is executed completely.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ V.A. Martirosyan

Seal

3.2. Date: August 20. 2007.

«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-A***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования настоящего сообщения в соответствии с Решением о выпуске ценных бумаг	***«Российская газета», «Приложение к Вестнику ФСФР»***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением (далее – Облигации).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-19-00194-A от 29 июня 2004 г.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***ставка по шестому купону определена в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-19-00194-A от 29 июня 2004 г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 28 апреля 2004 г. (протокол № 33 от 5 мая 2004 г.), и равна ставке первого купона. Ставка первого купона 13,80% годовых утверждена Генеральным директором ОАО «ЦентрТелеком» Р.А. Амаряном 17 августа 2004 г., Приказ № 372.***

2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***

2.7. Содержание обязательства эмитента: ***выплата шестого купонного дохода по Облигациям.***

Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***

Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***69,19 руб. (Шестьдесят девять рублей 19 копеек).***

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***в валюте Российской Федерации в безналичном порядке.***

2.9. Дата, в которую обязательство эмитента должно быть исполнено: ***20 августа 2007 г.***

2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***

2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» — В.А. Мартиросян

3.2. Дата «20» августа 2007 г.

Российская Федерация * Г.Р. № 1025006174710 * Открытое акционерное общество * Центральная телекоммуникационная компания ЦЕНТР ТЕЛЕКОМ

NOTICE OF MATERIAL FACTS

which may have significant impact on the price of the securities of the Company

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices	***www.centertelecom.ru***

2. Contents of the notice

CONCERNING THE CHANGE OF THE SHARE OF THE JOINT STOCK COMPANY PARTICIPATION IN THE OTHER PROFIT ENTERPRISE CHARTER CAPITAL

2.1. Full corporate name and location of the registered office of the profit enterprise where the share of participation of the joint stock company was changed: ***Closed joint stock company "TeleRoss-Voronezh"; 25, Krasnoarmeyskaya str., 394006, Voronezh, Russian Federation.***
2.2. Share of participation of the joint stock company in Charter capital of the mentioned enterprise before the change: ***50 (fifty) %.***
2.3. Share of ordinary equities of the mentioned enterprise belonging to the joint stock company before the change: ***50 (fifty) %.***
2.4. Share of participation of the joint stock company in Charter capital of the mentioned enterprise after the change: ***0 (zero) %.***
2.5. Share of ordinary equities of the mentioned enterprise belonging to the joint stock company after the change: ***0 (zero) %.***
2.6. Date of the change of the share of participation of the joint stock company in the Charter capital of the mentioned enterprise: ***August 29, 2007.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ V.A. Martirosyan
Seal
3.2. Date: August 29. 2007.

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2.Содержание сообщения

ОБ ИЗМЕНЕНИИ ДОЛИ УЧАСТИЯ АКЦИОНЕРНОГО ОБЩЕСТВА В УСТАВНОМ КАПИТАЛЕ ДРУГОЙ КОММЕРЧЕСКОЙ ОРГАНИЗАЦИИ

2.1. Полное фирменное наименование и место нахождения коммерческой организации, в которой изменилась доля участия акционерного общества: ***Закрытое акционерное общество «ТелеРосс-Воронеж»; 394006, Российская Федерация, г. Воронеж, ул. Красноармейская, д. 25.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***50 (Пятьдесят) %.***

2.3. Доля принадлежащих акционерному обществу обыкновенных акций указанной организации до изменения: ***50 (Пятьдесят) %.***

2.4. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***0 (Ноль) %.***

2.5. Доля принадлежащих акционерному обществу обыкновенных акций указанной организации после изменения: ***0 (Ноль) %.***

2.6. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации: ***29 августа 2007 года.***

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» _______________ В.А. Мартиросян

3.2. Дата «29» августа 2007 г.

М.П.

NOTICE OF MATERIAL FACTS

"INFORMATION ABOUT ACCRUED AND (OR) PAYED YIELD ON THE SECURITIES OF THE ISSUER "

"INFORMATION ABOUT TERMS OF REDEMPTION OF THE SECURITIES"

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices	***www.centertelecom.ru***

2. Contents of the notice

2.1. Type, category, series and other identification features of the securities: ***registered non-certificated (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of state registration: ***4-16-00194-A of October 11, 2002.***

2.3. Name of the registering authority that has carried out state registration of the securities issue: ***Federal Commission for Securities Market of Russia.***

2.4. Executive body of the issuer making resolution on determination of the interest rate (procedure for determining of the rate) (coupon) for the bonds of the issuer: ***fixed interest yield of 0.1% of the bond par value, paid on its redemption pursuant to the Resolution on the securities issue (state registration number 4-16-00194-A of October 11, 2002) approved by OJSC "CenterTelecom" Board of Directors.***

2.5. Date of the decision making on determination of the interest rate (coupon) on the bonds of the issue: ***July 29, 2002.***

2.6. Date of execution of the Minutes of the meeting of the executive body of the issuer the decision on determination of the interest rate (coupon) on the bonds of the issue is made: ***Minutes №6 of July 29, 2002.***

2.7. Content of the liability of the issuer: ***payment of the fixed interest yield on the bonds and redemption of the bonds.***

Total amount of interest and (or) another yield due to on the bonds of the exact issue and series: ***2 096 094 RUR (Two million ninety -four thousand rubles),*** including:

- amount of payment of fixed interest yield on the bonds: ***2 094 RUR (Two thousand ninety four rubles);***

-amount of redemption of the par value of the bonds: ***2 094 000 RUR (Two million ninety four thousand rubles).***

Amount of interest and (or) another yield due to per one bond of the issuer: ***6 006 RUR (Six thousand six rubles),*** including:

- amount of interest yield per one bond: ***6 RUR (Six rubles);***

- Par value of one bond due to redemption: ***6 000 RUR (Six thousand rubles).***

2.8. Form of yield payment on the securities of the issuer: ***in rubles of the Russian Federation by cash at pay desk of the Company or by bank transfer to bank account.***

2.9. Date the liability on payment of yield on securities of the issuer (yield, (interest, par value) on the bonds) is executed or in case, the liability should be executed within the certain terms (period of time) – the date of termination of this term: ***August 31, 2007.***

2.10. Total amount of interest and (or) another yield due to on the bonds of the exact issue and series: ***1 729 728 RUR (One million seven hundred twenty-nine thousand seven hundred twenty-eight rubles).***

2.11. Fact of execution of the liability or no-execution (default) of the issuer; in case of no-execution by the issuer of the liabilities – the reason of no-execution- and for monetary liability it may be expressed in monetary terms, - as well the not-executed amount of this liability in monetary terms: ***the liability is not executed in the amount of 366 366 RUR (Three hundred sixty six thousand three hundred sixty six rubles) because of no attendance of the bondholders.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ V.A. Martirosyan

Seal

3.2. Date: August 31. 2007.

«Сведения о выплаченных доходах по ценным бумагам эмитента», «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***облигации именные бездокументарные серии «3-И» (далее – «Облигации»).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-16-00194-А, 11 октября 2002 г.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная комиссия по рынку ценных бумаг.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***фиксированный процентный доход в размере 0,1% от номинальной стоимости Облигаций, выплачиваемый при их погашении, установлен Решением о выпуске ценных бумаг (государственный регистрационный номер 4-16-00194-А от 11 октября 2002г.), утвержденным Советом директоров ОАО «ЦентрТелеком».***
2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***29 июля 2002г.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***протокол № 6 от 29 июля 2002г.***
2.7. Содержание обязательства эмитента: ***выплата фиксированного процентного дохода по Облигациям и погашение Облигаций.*** Общий размер процентов и (или) иного дохода, подлежавшего выплате по облигациям эмитента определенного выпуска (серии): ***2 096 094 руб. (Два миллиона девяносто шесть тысяч девяносто четыре рубля.)***, в том числе: - сумма выплат фиксированного процентного дохода по Облигациям: ***2 094 руб. (Две тысячи девяносто четыре рубля);*** - сумма погашения номинальной стоимости Облигаций: ***2 094 000 руб. (Два миллиона девяносто четыре тысячи рублей).*** Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации: ***6 006 руб. (Шесть тысяч шесть рублей)***, в том числе: - размер процентного дохода на одну Облигацию: ***6 руб. (Шесть рублей);*** - номинальная стоимость одной Облигации, подлежавшая погашению: ***6 000 руб. (Шесть тысяч рублей).***
2.8. Форма выплаты доходов по ценным бумагам эмитента: ***в валюте Российской Федерации наличными средствами из кассы предприятия или банковским переводом на расчетный счет в банке.***
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: ***31 августа 2007г.***
2.10. Общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): ***1 729 728 руб. (Один миллион семьсот двадцать девять тысяч семьсот двадцать восемь рублей).***
2.11. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента; в случае неисполнения эмитентом обязательства – причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено: ***обязательство не исполнено в размере 366 366 руб. (Триста шестьдесят шесть тысяч триста шестьдесят шесть рублей) по причине неявки владельцев Облигаций.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А. Мартиросян
3.2. Дата «31» августа 2007 г.	М.П.	

Российская Федерация * Г.Р. № 1025006174710 * Открытое акционерное общество Центральная телекоммуникационная компания ЦЕНТР ТЕЛЕКОМ

NOTICE OF MATERIAL FACTS

"INFORMATION ABOUT ACCRUED AND (OR) PAYED YIELD ON THE SECURITIES OF THE ISSUER "

"INFORMATION ABOUT TERMS OF REDEMPTION OF THE SECURITIES"

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices	*www.centertelecom.ru*
Name of regular publication used by the issuer for posting the notice pursuant to Resolution on issue of the securities	*"Rossiyskaya Gazeta"* *"Attachment to Vestnik of FSCR"*

2. Contents of the notice

2.1. Type, category, series and other identification features of the securities: ***interest-bearing, certificated, inconvertible, bearer bonds of 05 series with mandatory centralized custody (hereafter – Bonds).***

2.2. State registration number of the securities issue, date of state registration: ***4-20-00194-A of June 15, 2006.***

2.3. Name of the registering authority that has carried out state registration of the securities issue: ***Federal Service for Financial Markets of Russia.***

2.4. Executive body of the issuer making resolution on determination of the interest rate (procedure for determining of the rate) (coupon) for the bonds of the issuer: ***the interest rate on the second coupon is determined pursuant to the Resolution on the securities issue (state registration number 4-20-00194-A of June 15, 2006) approved by OJSC "CenterTelecom" Board of Directors on April 21, 2006 (Minutes N24 of April 21, 2006) and is equal to the interest rate of the first coupon. As a result of the bid on determination of the first coupon interest rate amount, conducted on the date of commencement of placement of the bonds using CJSC "FB MMVB" trading system, the first coupon interest rate is 8.09% per annum and approved by General director of OJSC "CenterTelecom" Order № 443 of September 05, 2006.***

2.5. Date of the decision making on determination of the interest rate (coupon) on the bonds of the issue: ***September 05, 2006.***

2.6. Date of execution of the Minutes of the meeting of the executive body of the issuer the decision on determination of the interest rate (coupon) on the bonds of the issue is made: ***Order of the General director of OJSC "CenterTelecom №443 of September 05, 2006.***

2.7. Content of the liability of the issuer: ***payment on the second coupon yield of the bonds.***

Total amount of interest and (or) another yield due to on liabilities of the issuer: ***121 020 000 RUR (One hundred twenty- one million twenty thousand rubles 00 kopecks).***

Amount of interest and (or) another yield due to per one bond of the issuer: ***40.34 RUR (Forty rubles thirty four kopecks).***

2.8. Form of yield payment on the securities of the issuer: ***in rubles of the Russian Federation on a cashless basis.***

2.9. Date the liability is executed: ***September 04, 2007***

2.10 Total amount of interest and (or) another yield due to on liabilities of the issuer: ***121 020 000 RUR (One hundred twenty- one million twenty thousand rubles 00 kopecks).***

2.11. Fact of execution of the liability of the issuer: ***the liability is executed completely.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________ V.A. Martirosyan

Seal

3.2. Date: September 04. 2007.

«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования настоящего сообщения в соответствии с Решением о выпуске ценных бумаг	*«Российская газета», «Приложение к Вестнику ФСФР»*

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее – Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-20-00194-А от 15 июня 2006 г.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***ставка по второму купону определена в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-20-00194-А от 15 июня 2006 г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 21 апреля 2006 г. (Протокол № 24 от 21 апреля 2006 г.), и равна ставке первого купона. По результатам конкурса по определению ставки первого купона Облигаций, проведенного в дату начала размещения Облигаций с использованием системы торгов ЗАО «ФБ ММВБ», ставка первого купона установлена в размере 8,09% годовых и утверждена Приказом Генерального директора ОАО «ЦентрТелеком» от 05 сентября 2006 г. № 443.***
2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***05 сентября 2006 г.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***Приказ Генерального директора ОАО «ЦентрТелеком» от 05 сентября 2006 г. № 443.***
2.7. Содержание обязательства эмитента: ***выплата второго купонного дохода по Облигациям.***   Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).***   Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***40,34 руб. (Сорок рублей 34 копейки).***
2.8. Форма выплаты доходов по ценным бумагам эмитента: ***денежными средствами в валюте Российской Федерации в безналичном порядке.***
2.9. Дата, в которую обязательство эмитента должно быть исполнено: ***04 сентября 2007 г.***
2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***121 020 000 руб. (Сто двадцать один миллион двадцать тысяч рублей 00 копеек).***
2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А. Мартиросян
3.2. Дата «04» сентября 2007 г.	М.П.	

Information on Accrued or(and) Paid Income from Issuer's Securities
Information on Period for Fulfilling Issuer's Obligations to Security Holders

1. General Information	
1.1. Full firm name of the issuer	***Open Joint-Stock Company «Central Telecommunications Company»***
1.2. Short firm name of the issuer	***CenterTelecom JSC***
1.3. Issuer's location	***23, Proletarskaya Street, Khimki, Moscow Region, 141400, Russian Federation***
1.4. Issuer's OGRN	***1025006174710***
1.5. Issuer's INN	***5000000970***
1.6. Issuer's unique code issued by the registering authority	***00194-A***
1.7. Issuer's web-site	***www.centertelecom.ru***

2. Statement Content

2.1. Security type, category (kind), series and other identification characteristics: ***CenterTelecom JSC registered uncertified preferred shares of A type (hereinafter referred to as the preferred shares).***
2.2. State registration number of security issue, date of state registration: ***2-04-00194-A, December 16, 2004.***
2.3. Name of registering authority conducted state registration of the security issue: ***Federal Financial Markets Service***
2.4. Issuer's management body made decision on Issuer's share dividends payment (announcement): ***annual general meeting of shareholders of CenterTelecom JSC.***
2.5. Date of decision on Issuer's share dividends payment (announcement): ***June 18, 2007.***
2.6. Date of minutes of meeting (session) held by Issuer's management body where the decision on Issuer's share dividends payment (announcement) was made: ***June 29, 2007.***
2.7. Issuer's liability: ***payment of dividends on the preferred shares for 2006.***
Liability in monetary terms:
Total dividends accrued on issuer's preferred shares: ***204,784.79 thousand rubles.***
Dividend accrued per preferred share: ***0.3893300 rubles.***
2.8. Form of dividend payment on issuer's securities (money resources, other property): *money resources.*
2.9. Date of issuer's liability discharge or, if the issuer is to discharge the liability within a specified period (period of time), date of period termination: ***August 16, 2007.***
2.10. Total dividends paid on issuer's preferred shares: ***190,272.21 thousand rubles.***
2.11. Discharge of issuer's liability or failure to discharge issuer's liability (default); if the issuer fails to discharge its liability, reasons of such failure; and, in case of money liability or other liability that can be calculated in monetary terms, outstanding liability in monetary terms: ***the liability has not been discharged to the amount of 14,512.58 thousand rubles for the following reasons:***
- ***Shareholders failed to come to receive dividends;***
- ***There are no details, or there are no correct details, for dividend transfer in registered person's application.***

The Company has provisions for dividend payment in full.

3. Signature

3.1. General Director of CenterTelecom JSC ____________________ V.A. Martirosyan

Seal

3.2. Date: August 16, 2007

«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»,
«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***именные бездокументарные привилегированные акции типа А ОАО «ЦентрТелеком» (далее – «привилегированные акции»).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***2-04-00194-А, 16 декабря 2004 года.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «ЦентрТелеком».***

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: ***18 июня 2007 года.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: ***29 июня 2007 года.***

2.7. Содержание обязательства эмитента: ***выплата дивидендов по привилегированным акциям за 2006 год.***
Размер обязательства в денежном выражении:
Общий размер дивидендов, начисленных на привилегированные акции эмитента: ***204 784,79 тыс.руб.***
Размер дивиденда, начисленного на одну привилегированную акцию: ***0,3893300 руб.***

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежные средства.***

2.9. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: ***16 августа 2007 года.***

2.10. Общий размер дивидендов, выплаченных по привилегированным акциям эмитента: ***190 272,21 тыс.руб.***

2.11. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента; в случае неисполнения эмитентом обязательства – причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено: ***обязательство не исполнено в размере 14 512,58 тыс.руб. по следующим причинам:***

- ***неявка акционеров для получения дивидендов;***
- ***в анкете зарегистрированного лица отсутствуют либо неверно указаны реквизиты для перечисления дивидендов.***

Денежные средства для выплаты дивидендов зарезервированы Обществом в полном объеме.

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком»		В.А. Мартиросян
3.2. Дата «16» августа 2007 г.	М.П.	

END